EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

December 2020

Item 3	News Releases

News releases dated December 21 and December 15, 2020.

Item 4	Summary of Material Change

On December 21, 2020, the Company announced the completion of its acquisition to acquire 100% of the assets in Transcend Biodynamics LLC (“Transcend”) in an all-stock transaction, for a total of 13,333,333 common shares at $0.75 per share, with the transaction valued at $10 million.

The Company also announced that it engaged GRA Enterprises LLC ("GRA") to provide investor relations services pursuant to a consulting agreement dated December 15, 2020. Services will include the production and publication of investor bulletins, distribution of investor bulletins to GRA’s e-mail list, and posts via GRA’s blogs and social media accounts. In consideration of these services, the Company has paid GRA a fee of US$50,000 for a 6-month contract.

On December 9, 2020, the Company granted 1,100,000 stock options to officers, directors and consultants, with an exercise price of $0.77 and expiry of three years.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

December 21, 2020

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SCHEDULE “A”

Press:

BetterLife Closes Acquisition of Second Generation Psychedelic Assets of Transcend Biodynamics LLC

December 21, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU) is pleased to announce that further to its press release of December 8, 2020, the Company has completed its acquisition to acquire 100% of the assets in Transcend Biodynamics LLC (“Transcend”) in an all-stock transaction, for a total of 13,333,333 common shares at $0.75 per share, with the transaction valued at $10 million.

“We are very pleased to close our acquisition of Transcend. It is our continual objective to broaden our product scope, and Transcend, with its experienced management team, is a perfect foothold for us in the fast-growing market for psychedelics molecules and complements our existing pipeline of treatments. We are excited to bring such a promising brand under the BetterLife umbrella, especially in such a fast-growing and exciting sector,’’ said Dr. Ahmad Doroudian, CEO of BetterLife.

“With this acquisition we are expanding our product pipeline to include psychedelic therapeutics, incorporating elements of our IP around drug delivery technology in which we already have prototypes developed, which we believe will propel us towards clinical studies relatively quickly. We see great promise in delivering psychedelic-based medicines to treat various diseases and disorders and look forward to unveiling clinical study designs,’’ he continued.

Transcend is a research driven biotechnology company committed to addressing unmet mental health needs through the development of patented next generation psychedelic therapeutics including the Lysergic Acid Diethylamide (“LSD”) derivative BOL-148.

BOL-148 is a nontoxic second-generation LSD-derived molecule that mimics the therapeutic potential of LSD, without the psychedelic effects or hallucinations. Transcend’s patented process allows for cost-effective manufacturing of BOL-148 without the need to make LSD. This makes BetterLife the only entity with the ability to synthesize BOL-148 without the regulatory hurdles of handling a Schedule 1 controlled substance.

“We are excited to work with BetterLife to build out our product line and conduct further R&D to develop an exciting IP portfolio surrounding LSD based pharmaceutical treatments,” said Transcend CEO, Justin Kirkland. “Both companies have similar values and complementary strengths, which make this a strong corporate and cultural fit.”

BetterLife also announces that it has engaged GRA Enterprises LLC (the "Consultant") to provide investor relations services pursuant to a consulting agreement dated December 15, 2020. Services will include the production and publication of investor bulletins, distribution of investor bulletins to the Consultant's e-mail list, and posts via the Consultant's blogs and social media accounts. In consideration of these services, the Company has paid the Consultant a fee of US$50,000 for a 6-month contract. The Consultant is an arm's length party to the Company and may purchase securities in the Company from time to time for investment purposes.

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About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For further information please visit www.abetterlifepharma.com.

About Transcend Biodynamics LLC

Transcend is a research focused biotechnology company creating and clinically validating an evolving IP portfolio of novel molecules and drug delivery mechanisms for clinical trials and commercialization. Transcend is focused on developing second generation psychedelic compounds, peptides, pro-drugs, and nutraceuticals to address unmet needs within mental health, wellness and anti-aging industries.

Contact Information:

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

No Securities Exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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Press:

BetterLife’s Recent Acquisition: Taking LSD from Experimental to a Major Therapeutic Application

December 15, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech focused on the development and commercialization of cutting edge treatments, today announced the value proposition of its acquisition of Transcend Biodynamics, LLC’s (“Transcend”) manufacturing patent “Process of synthesizing 2-Bromo-LSD.”

While the medicalization of psychedelics is evolving and gaining momentum at an extraordinary pace, such therapeutics still face regulatory hurdles in the areas of manufacturing, formulating, and ultimately dispensing or the rescheduling of Schedule I drugs to patients. Attaining the goals of any given psychedelic-based endeavour will require the removal of federally scheduled enforcement status and global United Nations drug conventions of which the United States and Canada are both participants. Authors of "An ethical exploration of barriers to research on controlled drugs" in the American Journal of Bioethics have been quoted stating, "the classification of drugs as Schedule I amounts to an unsurmountable barrier to research." LSD has been federally scheduled since 1970, and the rescheduling progress is subject to the FDA's abuse potential assessment that will include an analysis of the 8 factors of the Controlled Substance Act. It is important to note that rescheduling, while removing a substance from Schedule 1, still implies a reduction to a lesser schedule, not a removal from the Controlled Substance Act (CSA).

“BetterLife’s acquisition of Transcend’s intellectual property allows us a rapid pathway forward to drug manufacturing and human clinical studies without the regulatory hurdles seen elsewhere in this industry,” stated Dr. Ahmad Doroudian, Chief Executive Officer of BetterLife. “With the acquisition of this intellectual property, we have solved the problem that has plagued psychedelic therapies for so many decades. Our highly experienced clinical team will be placing 2-Bromo-LSD into multi-center United States clinical research locations without restriction.”

Patrick Kroupa, Transcend’s President shares, “Having spent decades working with psychedelic molecules which are remarkably effective at addressing addiction and mental health disorders, it can be heart-breaking to witness the disconnect between what is, and what should be. The regulatory hurdles and barriers associated with administering psychedelics to human subjects are staggering. I'm very excited by the opportunities presented by BetterLife's experienced clinical research team enabling Transcend's novel therapeutics to reach human beings in need of help.”

2-Bromo-LSD is a nontoxic second-generation LSD-derived molecule that mimics the therapeutic potential of LSD, without the psychedelic effects or hallucinations. Transcend’s patented process which allows for cost effective manufacturing of 2-Bromo-LSD without the need to make LSD makes Transcend the only entity with the ability to synthesize 2-Bromo-LSD without the regulatory hurdles of handling a Schedule 1 controlled substance.

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About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumors to treat specific types of cancer.

For further information please visit www.abetterlifephama.com.

About Transcend Biodynamics

Transcend is a research focused biotechnology company creating and clinically validating an evolving IP portfolio of novel molecules and drug delivery mechanisms for clinical trials and commercialization. Transcend is focused on developing second generation psychedelic compounds, peptides, pro-drugs, and nutraceuticals to address unmet needs within mental health, wellness, and anti-aging industries.

Contact Information:

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Dost Mustaq, BDA International Investor Relations Contact
Email: ir@blifepharma.com
Phone: 646-679-4321

The Canadian Securities Exchange does not accept responsibility for the adequacy or accuracy of this release.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. The Canadian Securities Exchange has not in any way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

No Securities Exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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